Exhibit 99.08

VOX ANNOUNCES APPOINTMENT OF NEW DIRECTOR ANDWARRANTHOLDER MEETING RESULTS

GEORGE TOWN, CAYMAN ISLANDS – February 8, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to welcome Andrew Kaip to its Board of Directors. Andrew’s appointment is subject to regulatory approval by the TSX Venture Exchange.

Mr. Kaip has held a number of senior roles in the financial services and mining industries for over 25 years. Most recently, he served as Managing Director of BMO Nesbitt Burns, where he held the position of large cap precious metal analyst and co-head of global mining research. Prior to BMO Nesbitt Burns, he also held positions at Haywood Securities and a number of mining and exploration companies based in Canada.

“We are delighted to welcome Andrew Kaip as an independent director to the Vox board”, said Kyle Floyd, Chief Executive Officer of Vox. “Mr. Kaip brings a wealth of knowledge with extensive mining industry and capital markets experience. These attributes will be a tremendous resource for Vox as we continue to execute on our strategy, drive growth and build long-term shareholder value for the Company.”

The Company is also pleased to announce the voting results of the meeting of warrantholders that was held on February 3, 2021 (the “Meeting”). At the Meeting, the holders of 2,289,667 common share purchase warrants that were originally set to expire on May 14, 2022 (“Warrants”), unanimously voted in favour to amend the Warrants to (a) remove the compulsory call option held by the Company, and (b) in conjunction with the foregoing, extend the term of the Warrants by 12 months, such that the warrants will now expire on May 14, 2023.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 40 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 15 separate transactions to acquire over 40 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.